Exhibit 4.2

DESCRIPTION OF COMMON STOCK

This section describes the general terms and provisions of the shares of Haynes International, Inc.’s ("Haynes" or the "Company") common stock, par value $0.001 per share.  This description is only a summary.  Our Second Restated Certificate of Incorporation, as amended ("Certificate of Incorporation"), and our Amended and Restated By-Laws, as amended ("By-Laws"), have been filed with the U.S. Securities and Exchange Commission ("SEC").  For a more thorough understanding of the terms of our common stock, we refer you to our Certificate of Incorporation and our By-Laws.

General.  Our Certificate of Incorporation provides that we may issue up to forty million (40,000,000) shares of stock, consisting of twenty million (20,000,000) shares of common stock, par value $0.001 per share, and twenty million (20,000,000) shares of preferred stock, par value $0.001 per share, which may be issued from time to time in one or more series.

Voting Rights.  The holders of our common stock are entitled to one vote for each share held of record on all matters with respect to which stockholders are entitled to vote under applicable law, the Certificate of Incorporation or the By-Laws of the Company, in each case as amended from time to time, or upon which a vote of stockholders is otherwise called for by the Company, including the election of directors, and do not have cumulative voting rights.  Accordingly, the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all of the directors standing for election, if they so choose.

Dividends.  Subject to the provisions of the Certificate of Incorporation, holders of shares of common stock are entitled to receive such dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by the Board of Directors of the Company from time to time out of assets or funds of the Company legally available therefor.

Other Rights.  Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.  Holders of common stock have no preemptive or subscription rights.  There are no redemption or sinking fund provisions applicable to our common stock.  All outstanding shares of common stock are fully paid and nonassessable.

Certain Provisions of Delaware Law and our Certificate of Incorporation and By-laws

The provisions of Delaware law and our Certificate of Incorporation and our By-laws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

Section 203 of the Delaware General Corporation Law (the "DGCL") provides that, subject to certain exceptions specified therein, a corporation shall not engage in any "business

Exhibit 4.2

combination" with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless:

(i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or
(iii) on or subsequent to such time the business combination is approved by the board of directors of the corporation and authorized at any annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 of the DGCL generally defines an "interested stockholder" to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

Section 203 of the DGCL generally defines a "business combination" to include (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any merger, sale or other disposition of 10% or more of the assets of the corporation with or to an interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction which would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder; and (5) the receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although a certificate of incorporation or stockholder-adopted by-laws may exclude a corporation from the restrictions imposed thereunder. Neither our Certificate of Incorporation nor our By-Laws exclude the Company from the restrictions imposed upon Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if the Board of Directors approves, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Exhibit 4.2

Certificate of Incorporation

Our Certificate of Incorporation authorizes our Board of Directors to provide for series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions, of the shares of such series.

We believe that the ability of the Board of Directors to issue one or more series of preferred stock provides Haynes with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of the preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The NASDAQ Global Market currently requires stockholder approval as a prerequisite to listing shares in several instances, including in some cases where the sale, issuance or potential issuance of shares, alone or together with sales by officers, directors or substantial shareholders of a company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before issuance. If the approval of Haynes stockholders is not required for the issuance of shares of preferred stock or common stock, the Board of Directors may determine not to seek stockholder approval.

The Board of Directors could also issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board of Directors, including a tender offer or other transaction that some, or a majority, of the stockholders of the Company might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock. We will indemnify our officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Our Certificate of Incorporation does not permit action by our stockholders by written consent. This provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next annual stockholders’ meeting, particularly because special meetings of the stockholders may only be called by a resolution adopted by a majority of the Board of Directors, the Chairman of the Board of Directors or the President of Haynes. Our Certificate of Incorporation also provides that the ability of the stockholders to call a special meeting of the stockholders is specifically denied. This provision may also discourage another person or entity from making a tender offer for our stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be

Exhibit 4.2

able to take action as a stockholder (such as election of new directors or approving a merger) only at a duly called stockholders meeting.

By-Laws

Our By-Laws provide that any stockholder desiring to propose business or nominate a person to the Board of Directors at a stockholders meeting must give notice of any proposals or nominations within specified time frames and in proper form and substance. In addition, as indicated above, our By-Laws provide that we will hold a special meeting of stockholder